FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                        For the month of December 1, 2003

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                             Waterford Wedgwood plc
                    ("Waterford Wedgwood" or the "Company")


                   Publication of Rights Issue Documentation
                                      and
                     Commencement of Rights Issue Timetable


Waterford Wedgwood announces that, further to the announcement on 27 November, 2003, the document relating to the Company's Rights Issue of 213,640,119 New Stock Units at EUR0.18 per unit (the "Listing Particulars"), has been published today and is being posted to Qualifying Stockholders.

Waterford Wedgwood also confirms that application has been made to the Irish Stock Exchange and to the UK Listing Authority for 213,640,119 New Stock Units, each such unit comprising one Ordinary Share of nominal value EUR0.06 in the capital of Waterford Wedgwood and one Income Share of Stg1p in the capital of Waterford Wedgwood U.K. plc (the "Rights Issue Units"), to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these Units to be admitted to trading on their respective main markets for listed securities. Such admission is expected to become effective and dealings to commence, nil paid, in the Rights Issue Units on 2 December, 2003.

A copy of the Listing Particulars has been submitted to the Irish Stock Exchange and the UK Listing Authority and will shortly be available for inspection at the following locations:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Tel: + 353 1 617 4200


UK Listing Authority's Document Viewing Facility,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.

Tel. + 44 207 066 1000


Terms defined in the Listing Particulars have the same meaning in this announcement.


1 December 2003




Enquiries:

Waterford Wedgwood                                  Tel: +44 (0)7798 843276
Richard Barnes, Group Finance Director

Davy Stockbrokers                                   Tel: + 353 (0)1 679 6363
Hugh McCutcheon
Eugenee Mulhern

College Hill Associates (UK/Europe)                 Tel: +44 (0)207 457 2020
Kate Pope
James Henderson

Dennehy Associates (Ireland)                        Tel: + 353 (0)1 676 4733
Michael Dennehy





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                           (Signature)*

Date: December 1, 2003